Mail Stop 3561
      November 16, 2005

Via U.S. Mail and Facsimile

Jeffrey J. Misner
Chief Financial Officer
Continental Airlines, Inc.
1600 Smith Street, Dept. HQSEO
Houston, TX 77002

RE:	Continental Airlines, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2004
File No. 001-10323

Dear Mr. Misner:

      We have limited our review of your Form 10-K for the fiscal year ended December 31, 2004 to the issue addressed below and have the following comment. Where we have asked you to provide us with supplemental information, please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.






Form 10-K for the Fiscal Year ended December 31, 2004

Consolidated Statements of Operations

1. Reference is made to passenger revenue and footnote (B).
Please
explain to us and disclose in future filings how the fees and taxes
of $1,046 million, $904 million and $878 million excluded from passenger revenue for the fiscal years ended December 31, 2004, 2003 and 2002, respectively, are accounted for within your financial statements and tell us whether your treatment and classification of such amounts has changed from fiscal 2003. If so, please explain in detail as to why. Tell us the basis for your conclusion(s) and why you believe it is appropriate.


      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Jean Yu at (202) 551-3305 or Linda Cvrkel at
(202) 551-3813 if you have questions regarding the comment above.

						Sincerely,



								Linda Cvrkel
								Branch Chief
Jeffrey J. Misner
Continental Airlines, Inc.
November 16, 2005
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